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December 31, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Gas Corp
Form 10-K for Fiscal Year Ended December 31, 2024
Filed March 31, 2025
Form 10-Q for Fiscal Quarter Ended September 30, 2025
Filed November 14, 2025
Response Letter Dated December 23, 2025
File No. 001-39819

Ladies and Gentlemen:

On behalf of Global Gas Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 29, 2025, relating to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Annual Report”) and Form 10-Q for the fiscal quarter ended September 30, 2025 (the “Quarterly Report”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures, page 38

1.	We note your response to comment 2. Please expand your disclosures to include the information required by Item 308(a)(2) and Item 308(a)(3) of Regulation S-K.

The Staff’s comment is duly noted. The Company will include responsive disclosure in the Annual Report on Form 10-K for the fiscal year ending December 31, 2025 (the next periodic report that would be required to be filed by the Company). However, to amend the prior filings would be prohibitively expensive for the Company and would require it to incur additional accounting and printing expenses that would further impair the Company as it does not have the current ability to pay for. The Company respectfully believes this approach properly balances the need for corrective disclosure against unnecessary expenses.

Securities and Exchange Commission

December 30, 2025

Form 10-Q for the Quarter Ended September 30, 2025

Exhibit 31, page 29

2.	Please expand the language included in paragraph 4 to the 302 certifications to include “and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))” as required by Item 601(b)(31)(i) of Regulation S-K.

The Staff’s comment is duly noted. However, as indicated above, requiring the Company to amend the prior filings would be prohibitively expensive for the Company and would require it to incur additional accounting and printing expenses that would further impair the Company as it does not have the current ability to pay for. Therefore, the Company respectfully submits that it will include the above-referenced disclosure in the Annual Report on Form 10-K for the fiscal year ending December 31, 2025 and in subsequent Forms 10-Q as necessary.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Carter Glatt, Chairman